February 16, 2010
Jeffrey P. Riedler
Assistant Director
United States Securities and Exchange Commission
100 First Street N.E.
Washington D.C. 20549

Re:	Trinity Biotech Plc
Form 20-F for the fiscal year ended December 31, 2008
Filed April 7, 2009
File No. 000-22320
Dear Jeffrey,
Further to your letter to us dated January 6, 2010, please find our reply to the query.
Item 19 Exhibits, page 134
The following exhibits have been filed already:

Exhibit
No.	Description of Exhibit	Incorporated by Reference To

1.1	Memorandum and Articles of Association of Trinity Biotech plc.	Filed as an Exhibit 1 to the Form 20-F filed with the U.S. Securities and Exchange Commission on March 31, 2006.

1.2	Form of Deposit Agreement dated as of October 21, 1992, as amended and restated, among Trinity Biotech plc, The Bank of New York as Depositary, and all Owners and holders from time to time of American Depositary Receipts issued thereunder.	Filed as Exhibit 1 to the Form F-6 filed with the U.S. Securities and Exchange Commission on January 15, 2004.

4.1	Trinity Biotech plc Employee Share Option Plan 2003.	Filed as Exhibit 4 to the Form S-8 Registration Statement filed with the U.S. Securities and Exchange Commission on April 28, 2005.

4.3	Sale and Purchase Agreement among bioMerieux, Inc., Trinity Biotech Manufacturing Limited and Trinity Biotech plc, as guarantor, dated May 24, 2006, as amended by Amendment Number One dated June 22, 2006.	Filed as Items 2 and 3 to the Form 6-K filed with the U.S. Securities and Exchange Commission on June 30, 2006.

4.4	Lease agreement dated as of October 18, 2004 between Ronan O’Caoimh and Jim Walsh with Trinity Biotech Manufacturing Limited in respect of office premises in Bray, Co Wicklow, Ireland.	Filed as an Exhibit 4b.1 to the Form 20-F filed with the U.S. Securities and Exchange Commission on March 31, 2006.

4.5	Lease agreement dated as of November 26, 2004 between Ronan O’Caoimh, Jonathon O’Connell and Jim Walsh with Trinity Biotech plc in respect of warehouse premises in Bray, Co Wicklow, Ireland.	Filed as an Exhibit 4b.2 to the Form 20-F filed with the U.S. Securities and Exchange Commission on March 31, 2006.

8.1	Subsidiaries of Trinity Biotech plc.	Filed as Item 18, note 31 to the consolidated financial statements to the Form 20-F filed on April 7, 2009.

I confirm that we intend to incorporate the agreements by reference into the exhibit index in our Form 20-F for the year ended December 31, 2009.
Service contracts between Trinity Biotech and its Executive Directors and Officers are not required to be publicly disclosed under Irish company law. For this reason, we will not be including them in the list of exhibits in our 2009 Form 20-F for the fiscal year ended December 31, 2009.
We acknowledge that:
•	it is the company’s responsibility for the adequacy and accuracy of the disclosure in its filings;

•	Commission staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
In the event that you have any queries please contact me at +353 1 2769800.
Yours sincerely,
 /s/ Kevin Tansley
Kevin Tansley
Chief Financial Officer
Trinity Biotech plc.